DM

18007529

SEC Mail Processing
MAY 10 2018
Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42227

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Earle Ovington Blvd, Suite 706
(No. and Street)

Mitchel Field	NY	11553
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Stice 516-396-1610
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller LLP
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Ste 350	Horsham	PA	19044
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gene Stice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Securities LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Office

Title

Notary Public

AMANDA MARIE DECKER
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY LIC #01DE6246021
08-08-2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHEAST SECURITIES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

NORTHEAST SECURITIES LLC AND SUBSIDIARIES

TABLE OF CONTENTS

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

Kreischer Miller LLP, Certified Public Accountants
100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
Northeast Securities LLC and Subsidiaries
Mitchel Field, New York

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of Northeast Securities LLC and Subsidiaries as of December 31, 2017, and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Northeast Securities LLC and Subsidiaries as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Northeast Securities LLC and Subsidiaries' management. Our responsibility is to express an opinion on Northeast Securities LLC and Subsidiaries' consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northeast Securities LLC and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the auditor of Northeast Securities LLC and Subsidiaries since 2017.

Kreischer Miller LLP

Horsham, Pennsylvania
May 4, 2018

NORTHEAST SECURITIES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 859,262
Receivable from broker-dealer, net	2,064,251
Deposits with clearing organization	250,000
Securities owned, at estimated fair value	1,396
Other assets	1,358,263
Total Assets	$ 4,533,172

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 3,591,878
Other liabilities	74,724
Total Liabilities	3,666,602
Member's Equity	866,570
Total Liabilities and Member's Equity	$ 4,533,172

The accompanying notes are an integral part of the consolidated financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Northeast Securities LLC, (NES) a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). NES is a wholly owned subsidiary of Insigneo Financial Services LLC. NES was previously Northeast Securities, Inc., a New York corporation founded in December 1989. NES changed its form of organization for income tax purposes in connection with the purchase of NES and its Subsidiaries, as described in Note 3, by Insigneo Financial Services, LLC. (Insigneo), in January 2017. NES primarily engages in the purchase and sale of securities for retail and institutional clients, proprietary trading on a riskless principal basis, and providing investment advice through its two investment advisory subsidiaries. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm.

Northeast Asset Management LLC (NAM), a wholly owned subsidiary of NES, is a Delaware limited liability company that principally engages in providing financial advisory services to retail and corporate clients. NAM is registered as an investment advisor with the SEC. NAM was previously Northeast Asset Management, Inc., a New York corporation formed in January 1997. NAM changed its form of organization for income tax purposes in connection with the purchase of NES and its Subsidiaries, as described in Note 3, by Insigneo, in January 2017.

Benchmark Capital Advisors LLC (Benchmark), a wholly owned subsidiary of NES, is a Delaware limited liability company that principally engages in providing financial advisory services to retail and corporate clients. Benchmark is registered as an investment advisor with the SEC. Benchmark was previously Benchmark Capital Advisors, Inc., a New York corporation formed in January 1989. Benchmark changed its form of organization for income tax purposes in connection with the purchase of NES and its Subsidiaries, as described in Note 3, by Insigneo, in January 2017.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Basis of Presentation

The accompanying financial statements present the consolidated results of Northeast Securities LLC and its subsidiaries: Northeast Asset Management LLC and Benchmark Capital Advisors LLC. (collectively, the Company). All material intercompany transactions and balances have been eliminated in the consolidation process.

B) Method of Accounting

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

B) Method of Accounting (continued)

statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

C) Cash and Cash Equivalents

The Company considers all highly-liquid financial instruments with maturities of three months or less when purchased to be cash equivalents.

D) Property and Depreciation

Property is stated at cost. Expenditures for property which substantially increase useful lives are capitalized. Depreciation is provided for on a straight-line basis over the useful lives of the respective assets. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts.

E) Income Taxes

FASB ASC 740, Income Taxes, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on recognition, classification and disclosure.

The Company is not a taxable entity for federal and state income tax purposes. Accordingly, the Company reports its share of income or loss with the Parent's federal and state tax return. The Company does not maintain a tax sharing agreement with its parent however, as requested; it will distribute funds to the parent for its share of the tax liability.

As of December 31, 2017, the 2014 to 2017 tax years are subject to examination by the Internal Revenue Service and generally to state examination. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on management's assessment of many factors, including past experience and complex judgements about future events, management does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

NOTE 3 – PURCHASE OF THE COMPANY

The Company was acquired in January 2017 by NortheastGIS Holdings, Inc. ("NEGIS"). Subsequently, Insigneo Financial Services, LLC ("Insigneo") was formed as a wholly owned subsidiary of NEGIS and became the new parent of the Company. Upon the closing of the transaction, all outstanding common stock of the Company was transferred to Insigneo. In accordance with the stock purchase agreement, Insigneo deposited certain funds with an attorney for the benefit of prior shareholders and $3,275,000 of the Company's equity was distributed to prior shareholders. The Company also distributed the following assets to prior shareholders:

Katalyst, Inc	$ 60,000
InEn Tec, Inc.	45,000
Global Bond Exchange, LLC	130,000
Northeast Ventures	286,654
	$ 521,654

In addition to capital contributions made in 2017, Insigneo has contributed $1,000,000 of additional capital in 2018. In addition, two of the previous owners and officers were provided with employment agreements ranging from one to three years, the total value of which is approximately $1,400,000.

Insigneo is also the parent company of Insigneo Securities, LLC, a US based broker-dealer providing securities services to international clients, primarily in Central and South America and Insigneo Advisory Services, LLC, a US based investment adviser providing investment advisory services to international clients, primarily in Central and South America. Prior to August 2017, Northeast Securities LLC and Northeast Asset Management LLC served clients in the US and Central and South America and maintained several offices. In August 2017, the Company's financial advisers that serviced international clients were transferred to Insigneo Securities, LLC and Insigneo Advisory Services, LLC. A significant portion of the Company's advisers and client assets were transferred to the Insigneo and its Subsidiaries or and its affiliates.

The Company's direct and indirect owners are limited liability companies taxed as partnerships. IRS rules prohibit limited liability companies taxed as partnerships from owning corporations. On January 17, 2017, Northeast Securities, Inc. was converted from a C corporation to a subchapter S corporation. This conversion permits the Company to be considered a disregarded entity for federal and state income tax purposes. Northeast Securities, Inc. filed a final short year tax return for the period January 1, 2017 to January 16, 2017 which reflected no tax liability. In December 2017, Northeast Securities LLC, Northeast Asset Management LLC, and Benchmark Capital Advisors LLC were formed as Delaware limited liability companies and the businesses of each of the corporations including all assets and liabilities were merged into the limited liability companies.

NOTE 3 – PURCHASE OF THE COMPANY (continued)

Stockholders' Equity including Common Stock, Additional Paid-In Capital, Retained Earnings and Treasury Stock previously reflected on the Company's Statement of Financial Condition were converted to Member's Equity, to conform to the Company's new organizational structure.

NOTE 4 – RECEIVABLE FROM BROKER-DEALER

NES has a clearing agreement with another broker-dealer ("Clearing Broker") which clears all securities transactions, on a fully disclosed basis, and carries all account assets for the Company and its clients. At December 31, 2017, the amount receivable from the Clearing Broker represents cash deposits maintained at the Clearing Broker and commission revenues earned, net of clearing expenses.

The amounts receivable from the Clearing Broker as of December 31, 2017 consist of:

Cash held in accounts at the Clearing Broker	$ 777,848
Commissions and fees receivable	1,286,403
	$ 2,064,251

NES has agreed to indemnify the Clearing Broker for losses that they may sustain from the client accounts introduced by the Company. At December 31, 2017, the Clearing Broker has made no claim for client related losses and the Company has made no reserve for potential future losses.

The Company is subject to credit risk of the Clearing Broker if it is unable to repay balances due or deliver securities in their custody.

NOTE 5 – SECURITIES OWNED

Marketable securities owned at December 31, 2017 consist of trading and investment securities at estimated fair values, as follows:

	Owned
Debt securities	$ 1,381
Debt securities not readily marketable	15
	$ 1,396

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

NOTE 6 – FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying consolidated statement of financial condition. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the assets or liabilities is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The designated level for a security is not necessarily an indication of the risk associated with investing in that security.

The following schedule presents the Company's investments by level within the fair value hierarchy as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Marketable securities	$ -	$ 1,381	$ -	$ 1,381
Non marketable securities	-	-	15	15
Total	$ -	$ 1,381	$ 15	$ 1,396

NOTE 7 – CUSTOMER DISPUTES

During 2017 the Company resolved three pending customer disputes which were filed in prior years. For the year ended December 31, 2017, $1,775,000 is included in accounts payable and accrued expenses in the accompanying Consolidated Statement of Financial Condition.

NOTE 8 – RELATED PARTY TRANSACTIONS

At December 31, 2017, the Company is owed $578,895 by Insigneo Securities, LLC, a fellow subsidiary of the Parent for reimbursable expenses and annual maintenance fees collected on behalf of the Company, which is included in other assets in the accompanying Consolidated Statement of Financial Condition. During the year ended December 31, 2017, the Company was assessed certain allocated expenses from its affiliated companies for reimbursement of salaries, payroll taxes, accounting, IT and other services. At December 31, 2017, the payable to affiliates was $12,316.

The Company entered into a promissory note in January 2015 with Northeast Financial Services SA ("NFS"), an entity which operated as a branch location of the Company. Under the terms of the Note, the Company loaned NFS $70,800 which was scheduled to mature on March 1, 2017 and pay interest at the rate of 3% per annum. The maturity date of the loan has been extended to March 1, 2019. The note is recorded in other assets in the accompanying Consolidated Statement of Financial Condition.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligation, the Company may be exposed to market risk for transactions that do not settle. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company has exposure to credit risk to the extent its cash exceeds the $250,000 covered by federal deposit insurance.

NOTE 10 – LEASE COMMITMENTS

The Company leases office space under several operating leases expiring through December 31, 2023. The Company no longer occupies certain office space in New York, NY and Miami, FL and has entered into sublease agreements for the offices under which the Company is, or will be, receiving monthly lease payments from subtenants.

NOTE 10 – LEASE COMMITMENTS (continued)

The minimum future rental payments under the lease agreements as of December 31, 2017 are summarized as follows:

Year ending December 31:	
2018	$ 784,949
2019	655,567
2020	463,321
2021	300,016
Thereafter	627,303
	$2,831,154

Deferred rent as of December 31, 2017 is $74,724, and is included in other liabilities in the accompanying Consolidated Statement of Financial Condition.

The Company subleases certain office space that is no longer required for its operations. These operating leases expire through October 30, 2020. The rental payments to be received under sublease agreements as of December 31, 2017 are summarized as follows:

Year ended December 31:	
2018	$ 517,221
2019	384,947
2020	245,051
	$1,147,219

NOTE 11 – 401(K) RETIREMENT PLAN

The Company is the sponsor of a 401(K) retirement plan, which allows eligible employees, those that are over age 21 and work at least 30 hours per week, to voluntarily defer a percentage of their salaries. The Company at its option may match employee deferrals. The Company made no matching contributions for the year ended December 31, 2017.

NOTE 12 – DEBT

The Company meets its short-term financing needs by borrowing against cash balances at the clearing broker. The interest rate is a floating rate above the prime rate. As of December 31, 2017, there are no outstanding borrowings under this facility.

NOTE 13 – AGREEMENT WITH CLEARING BROKER

The Company has entered into a revised service agreement with its clearing broker in 2017, which established early termination fees, which decline, and a minimum deposit requirement as follows:

Termination Fees:

In year 1	$250,000
In year 2	$240,000
In year 3	$230,000
In year 4	$220,000
In year 5	$210,000
In year 6 and thereafter	$200,000

Minimum clearing deposit $250,000

NOTE 14 – CONTINGENCIES

In the ordinary course of business, various civil disputes and regulatory examinations occur with respect to the conduct of NES's business. NES is working with one of its regulator's, FINRA, to resolve two pending regulatory matters. NES has tentatively agreed to pay two fines, totaling $50,000, to resolve these matters, and the amount of the potential settlement is included in accounts payable and accrued expenses in the accompanying Consolidated Statement of Financial Condition. No other reserve has been accrued since it cannot be ascertained, at this time, that any liability is either probable or that damages are estimable. Management notes one item which is the recent SEC share class initiative which may affect the Company although the scope is not presently known.

NOTE 15 – SUB-BROKER CLEARING RELATIONSHIPS

The Company maintains two sub-broker clearing relationships with other registered broker-dealers ("Sub-Broker") in which the Sub-Broker utilize the Company's clearing firm to clear its transactions. The Company's clearing firm maintains separate records of the activities of the Sub-Broker, however, the Company is responsible for any errors or losses the Sub-Broker cannot pay, including debits left in customer accounts. As of December 31, 2017, the Company was owed $2,231 by Sub-Brokers which is included in other assets in the accompanying Consolidated Statement of Financial Condition.

NOTE 16 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, and trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses

NOTE 16 – INDEMNIFICATIONS (continued)

incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 17 – SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions through May 4, 2018, the date the financial statements were available to be issued. Except as disclosed elsewhere, the Company does not believe there are any additional subsequent events which require disclosure.